Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Sprint News on Twitter:

Tweet: “@Sprint details #5G NR initial deployments, partners — and #5G for the @GoogleFi MVNO” via @rcrwireless

Sprint details 5G NR initial deployments, partners — and 5G for the Google Fi MVNO

By Kelly Hill on February 26, 2019

Sprint to offer 5G access to Google Fi MVNO users with compatible phones

BARCELONA — Sprint laid out the plans for its initial 5G roll-out in the second half of 2019 that will include more than 1,000 square miles of coverage across its first nine cities — and offer 5G access to Google Fi, which has had a mobile virtual network operator arrangement with Sprint since 2015.

Sprint CTO John Saw gave a glimpse at the carrier’s initial 5G New Radio network footprint in its first metro markets, highlighting Chicago in particular. Sprint is deploying its 2.5 GHz spectrum and massive multiple-input multiple-output technology that can support both LTE and 5G simultaneously — and that means that Sprint’s 5G footprint will overlap its LTE footprint at 2.5 GHz, Saw noted, with much greater range than millimeter wave-based 5G. The carrier is using that greater range to claim that it will have the first “real” mobile 5G network when it launches later this year.

Asked about that claim, Saw said that Sprint’s network will be the first “real mobile 5G in the U.S., with real coverage, with real devices, with a real value proposition — which, I think that’s a real commercial launch that’s relevant for consumers.”

Sprint’s first markets include Atlanta, Georgia; Chicago, Illinois; Dallas and Houston, Texas; Kansas City; Los Angeles, California; New York City; Phoenix, Arizona and Washington, D.C. Of those, Chicago, Atlanta, Dallas and Kansas City are slated to launch in May, with the others going live later in the first half. Saw gave fairly detailed specifics of its initial coverage footprint, including the number of potential customers covered and maps — information which AT&T and Verizon have kept quiet. Sprint’s initial 5G footprint for its launch in the first half includes:

-20 square miles of Chicago coverage, with 300,000 POPs covered

-30 square miles of 5G coverage in New York City, covering 1.1 million POPs

-270 square miles covered in the Phoenix, Arizona area, covering 1.2 million POPs

-115 square miles of coverage in Los Angeles, California, covering 1.4 million POPs

-85 square miles covered in the Washington, D.C. metropolitan area, covering 650,000 people

-105 square miles of 5G coverage around Houston, covering 560,000 people

Those footprints typically cover the local airport and/or large local sports venues, according to Sprint’s slides, and the carrier said that it “plans to offer coverage in the downtown area of these cities for its highly mobile, on-the-go customers.” Sprint is deploying Samsung equipment in Chicago, and it is working with Nokia in Los Angeles and Ericsson in Atlanta.

Saw also couldn’t resist a dig at how some competitors are marketing 5G, saying that over the past year, Sprint has learned that “there’s more than one way to build a 5G network. We also learned that some 5G networks are built by a marketing department.”

Saw also shared a video highlighting Sprint’s drive-testing and deployment in Chicago:

In terms of monetizing 5G, Sprint CMO Roger Solé said that there were three areas that the carrier was targeting to make a short-term impact: augmented and virtual reality; a better video experience than is available via LTE; and mobile gaming. Solé cited numbers that nearly 180 million Americans use their mobile phones to play games, including 60% of men and 58% of women — a far higher, and more equal, figure than play games via game consoles. 5G, he said, will change the way that people purchase games: moving from the one-time purchase of an application or hard copy of a game, to streaming access to a wide variety of games; and moving form solo play to social, or multi-player games. Sprint is partnering with streaming game provider Hatch to offer access to “premium mobile games,” with the app integrated into its 5G handsets.

Sprint will also offer up 5G network access to customer of Google Fi, Google’s wireless service. Sprint said in a press release that its use of massive MIMO means that “there will be a dramatic increase in network capacity and density” and that it will allow Google Fi customers — with compatible phones, who are in a 5G coverage area — to automatically connect to the 5G network, “quite similar to today’s seamless transitions between cellular networks, depending on the location.”

Sprint and T-Mobile US executives have repeatedly emphasized how much additional capacity their combined network will offer and used it as a selling point for the merger, claiming that the boost in “supply” of high-speed wireless broadband will enable them to compete on price and that it should also calm fears about whether the combined company would continue Sprint’s offerings for the wholesale/MVNO market or its participation in the federal Lifeline program that helps low-income families afford wireless service — because the additional capacity will mean that the company seeks customers to fill it.

Watch more from Saw’s presentation below: [Link to embedded video: https://www.rcrwireless.com/20190225/carriers/sprint-details-5g-nr-initial-deployments-partners]

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.